Exhibit

Exhibit	Description

99.1	Announcement on 2008/12/9: UMC Revises Fourth-Quarter Business Guidance

Exhibit 99.1

UMC Revises Fourth-Quarter Business Guidance

1.Date of occurrence of the event: 2008/12/09

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

Due to weak semiconductor demand resulting from the global economic recession and wafer shipments being pushed-out, UMC announces that it has revised downward its fourth quarter 2008 guidance, originally disclosed on October 29th, 2008. UMC now expects its fourth-quarter revenue to be between NT$18.2 billion and NT$18.7 billion, with 4Q 2008 gross profit margin to be between 7% and 9%. UMC maintains that profits from operations will be positive for overall 2008.